UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Pitney Bowes Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

724479100

(CUSIP Number)

KURTIS J. WOLF

HESTIA CAPITAL MANAGEMENT, LLC

175 Brickyard Road, Suite 200

Adams Township, Pennsylvania 16046

(724) 687-7842

SEBASTIAN ALSHEIMER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,450,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HELIOS I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,602,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,602,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,602,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,052,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,052,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,052,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

HESTIA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,575,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,575,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,575,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

KURTIS J. WOLF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,575,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

12,575,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,575,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

TODD A. EVERETT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,771
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,771
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

CARL J. GRASSI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

LANCE E. ROSENZWEIG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

MILENA ALBERTI-PEREZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

KATIE A. MAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 724479100

1	NAME OF REPORTING PERSON

KENNETH T. MCBRIDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 724479100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Hestia Capital Partners, LP, a Delaware limited partnership (“Hestia Capital”);
(ii)	Helios I, LP, a Delaware limited partnership (“Helios”);
(iii)	Hestia Capital Partners GP, LLC, a Delaware limited liability company (“Hestia Partners GP”), which serves as the general partner of each of Hestia Capital and Helios;
(iv)	Hestia Capital Management, LLC, a Delaware limited liability company (“Hestia LLC”), which serves as the investment manager of each of Hestia Capital, Helios and certain separately managed accounts (the “SMAs”);
(v)	Kurtis J. Wolf (together with Hestia Capital, Helios, Hestia Partners GP and Hestia LLC, the “Hestia Group”), as the managing member of each of Hestia Partners GP and Hestia LLC, and as a nominee for the Board;
(vi)	Todd A. Everett, as a nominee for the Board;
(vii)	Carl J. Grassi, as a nominee for the Board;
(viii)	Lance E. Rosenzweig, as a nominee for the Board;
(ix)	Milena Alberti-Perez, as a nominee for the Board;
(x)	Katie A. May, as a nominee for the Board; and
(xi)	Kenneth T. McBride, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the members of the Hestia Group is 175 Brickyard Road, Suite 200, Adams Township, Pennsylvania 16046. The principal business address of Mr. Everett is 11517 Hollister Drive, Austin, Texas 78739. The principal business address of Mr. Grassi is c/o McDonald Hopkins LLC, 600 Superior Avenue, E., Suite 2100, Cleveland, OH 44114. The principal business address of Mr. Rosenzweig is 11925 Currituck Drive, Los Angeles, California 90049. The principal business address of Ms. Alberti-Perez is 58 West 88th Street, New York, New York 10024. The principal business address of Ms. May is 1511 Rockcliff Road, Austin, Texas 78746. The principal business address of Mr. McBride is 1721 Paseo Del Mar, Palos Verdes Estates, California 90274.

13

CUSIP No. 724479100

(c)       The principal business of each of Hestia Capital and Helios is investing in securities and engaging in all related activities and transactions. The principal business of Hestia Partners GP is serving as the general partner of each of Hestia Capital and Helios. The principal business of Hestia LLC is serving as the investment manager of each of Hestia Capital, Helios and the SMAs. Mr. Wolf serves as the managing member of each of Hestia Partners GP and Hestia LLC. The principal occupation of Mr. Everett is serving an independent advisor to several companies. The principal occupation of Mr. Grassi is serving as Senior Counsel at McDonald Hopkins LLC. The principal occupation of Mr. Rosenzweig is serving on the board of directors of GC Parent, LLC. The principal occupation of Ms. Alberti-Perez is serving on the board of directors of Digimarc Corp. The principal occupation of Ms. May is serving on the boards of directors of several companies. The principal occupation of Mr. McBride is serving on the boards of directors of NerdWallet Inc. and Auctane Parent, LP.

(d)       No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Mses. May and Alberti-Perez and Messrs. Everett, McBride, Wolf, Grassi, and Rosenzweig are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by each of Hestia Capital, Helios and held in the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 3,450,000 Shares directly owned by Hestia Capital is approximately $15,589,347, including brokerage commissions. The aggregate purchase price of the 8,602,000 Shares directly owned by Helios is approximately $27,509,449, including brokerage commissions. The aggregate purchase price of the 483,000 Shares held in the SMAs is approximately $2,017,220, including brokerage commissions.

The Shares directly owned by each of Messrs. Everett, Grassi and Rosenzweig were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 9,771 Shares directly owned by Mr. Everett is approximately $76,298, excluding brokerage commissions. The aggregate purchase price of the 25,000 Shares beneficially owned by Mr. Grassi is approximately $104,459, excluding brokerage commissions. The aggregate purchase price of the 10,000 Shares directly owned by Mr. Rosenzweig is approximately $45,590, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 23, 2023, Hestia Capital delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of seven (7) highly-qualified candidates, including Kurtis J. Wolf, Todd A. Everett, Carl J. Grassi, Lance E. Rosenzweig, Milena Alberti-Perez, Katie A. May, and Kenneth T. McBride (collectively, the “Nominees”), for election to the Board at the 2023 annual meeting of stockholders (the “Annual Meeting”). The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their biographies below.

Also on January 23, 2023, Hestia LLC issued a press release (the “Press Release”), along with a presentation titled “Pitney Bowes’ Failings During the Roth-Lautenbach Era” (the “Stockholder Presentation”), which, among other things, announced that Hestia Capital had nominated the Nominees for election to the Board at the Annual Meeting. Furthermore, Hestia LLC reiterated the need for new leadership following years of value destruction under the Board’s current Chairman and Chief Executive Officer, as their long tenures have been defined by poor capital allocation and mismanaged acquisitions. The full text of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The full text of the Stockholder Presentation is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

14

CUSIP No. 724479100

The Nominees are:

Kurtis J. Wolf, age 49, has served as the Managing Member and Chief Investment Officer of Hestia LLC, a deep value hedge fund that he founded, since 2009. Mr. Wolf was an economic consultant to American Assets Investment Management, LLC, an investment management company, from 2016 to March 2020. From 2007 to 2008, Mr. Wolf worked as a Senior Analyst at First Q Capital, LLC, a hedge fund that invested in public companies which had previously been backed by venture capital or private equity firms. From 2006 to 2007, Mr. Wolf served as co-Founding Partner at Lemhi Ventures LLC, a health care services-focused venture capital incubator. Mr. Wolf previously was co-Founding Partner at Definity Health Corporation, a leading player in the consumer-driven health care space, which was acquired by UnitedHealth Group Inc. (NYSE: UNH) in 2004. After the acquisition, from 2005 through 2006, Mr. Wolf served as Director, Corporate Development for UnitedHealth Group Inc.'s Definity Health Corporation subsidiary. Prior to Definity Health Corporation being acquired, from 1998 to 2000, he served as its co-Founding Partner, primarily focusing on finance and strategy. Between his two periods at Definity Health Corporation, Mr. Wolf served as an Analyst at Relational Investors LLC, an activist hedge fund, from 2002 to 2004. Previously, he was a co-Founding Partner and Consultant at Lemhi Consulting, an entity related to Definity Health Corporation, from 1998 to 2000. Mr. Wolf also has experience working as a consultant both with Deloitte Consulting from 1995 until 1998 and The Boston Consulting Group during the summer of 2001. Previously, Mr. Wolf served on the boards of directors of GameStop Corp. (NYSE: GME), a video game, consumer electronics and gaming merchandise retailer, from June 2020 to April 2021, and Edgewater Technology, Inc., a business and IT consulting firm, from 2017 until it became part of Alithya Group Inc. (NASDAQ: ALYA) in November 2018. Mr. Wolf earned an M.B.A. from the Stanford Graduate School of Business and a B.A. from Carleton College.

Todd A. Everett, age 49, currently works as an independent advisor to several companies, including Doddle Parcel Services Limited, a technology company, since January 2021, Verishop, Inc., an e-commerce marketplace, since February 2019 and Fetch Package, Inc., an off-site package delivery service company, since December 2018. Previously, Mr. Everett was an advisor to 101 Commerce, Inc., a global e-commerce platform, from September 2018 to December 2019. Mr. Everett was Senior Vice President and Strategic Advisor, Commerce Services of the Company from March 2018 to May 2018. Prior to that, Mr. Everett held various roles at Newgistics, Inc. (“Newgistics”), which is a subsidiary of PBI that provides e-commerce development services, including President and Chief Executive Officer from 2015 to February 2018, Chief Operating Officer and General Manager of Parcel and Fulfillment Services from 2014 to 2015, Senior Vice President of Operations from 2010 to 2013, and Director of Operations from 2005 to 2010. Earlier in his career, Mr. Everett worked as a Transportation and Outsourcing Manager at Intel Corporation (NASDAQ: INTC), a multinational corporation and technology company, from 1996 to 2005. Mr. Everett is currently on the board of directors of ACI Group, a portfolio of direct-to-consumer companies, since May 2021. Mr. Everett served on the board of directors of Newgistics from 2015 to October 2017. Additionally, Mr. Everett was on the board of directors of Delivering Good, Inc., a non-profit organization that provides various products to families and individuals in need, from January 2020 to December 2021. Mr. Everett previously sat on Iowa State University’s Transportation Council. Mr. Everett received a B.S. in Transportation and Logistics from Iowa State University.

Carl J. Grassi, age 63, is currently Senior Counsel at McDonald Hopkins LLC (“McDonald Hopkins”), a business advisory and advocacy law firm, where he joined in 1992. Mr. Grassi was previously President at McDonald Hopkins from 2007 to 2016. Mr. Grassi is on the boards of directors of Hynes Industries, Inc., a custom steel manufacturer, since June 2019, Regional Brands, Inc. (formerly OTCPK: RGBD), an investment holding company, since 2016, and DiVal, Inc. (d/b/a W. F. Hann & Sons), an HVAC plumbing contractor, since 2003. Mr. Grassi served on the boards of directors of J. Alexander’s Holding, Inc. (formerly NYSE: JAX), a holding and operating company of various American restaurants, from April 2020 to September 2021, McDonald Hopkins from 1997 to September 2020, Mace Security International, Inc. (OTCQX: MACE), a manufacturer of personal safety and security products, from 2016 to March 2018, and Parts Associates, Inc., a distributor of maintenance supplies and solutions, from 2003 to 2017. Mr. Grassi was a member on the Advisory Boards of Ancora Holdings Inc., a wealth advisory, retirement plan management and investment management firm, from 2016 to September 2021, and Thinsolutions, Inc., an IT services company, from 2006 to 2012. Mr. Grassi was on the boards of directors of International Lawyers Network, a leading association of independent law firms, from May 2019 to March 2022, and Greater Cleveland Sports Commission, a non-profit organization, from 2007 to December 2022. Mr. Grassi received a J.D. from Cleveland State University College of Law and B.S.B.A. with a major in Accounting from John Carroll University.

15

CUSIP No. 724479100

Lance E. Rosenzweig, age 60, was most recently President and Chief Executive Officer of Support.com, Inc. (formerly NASDAQ: SPRT) (“Support.com”), a leading provider of customer and technical support solutions and security software, from August 2020 to October 2022. Previously, Mr. Rosenzweig was the Chief Executive Officer of Startek Inc. (NYSE: SRT), a global business process outsourcing company, from July 2018 to January 2020. Prior to that, Mr. Rosenzweig was an Operating Executive of Marlin Operations Group, Inc. (“Marlin”), which works with Marlin Equity Partners, a global investment firm, from 2015 to 2017. Mr. Rosenzweig served as President of Global Markets and Chief Executive Officer for Aegis USA, Inc. (“Aegis USA”), a leading business process outsourcing company, from 2013 through the company’s sale to Teleperformance in 2014. Mr. Rosenzweig was Chief Executive Officer of LibertadCard, a provider of pre-paid debit and remit cards, from when he founded the company in 2010 to 2013. Mr. Rosenzweig co-founded PeopleSupport, Inc. (formerly NASDAQ: PSPT) (“PeopleSupport”) , a business process outsourcing company, in 1998, where he was Chief Executive Officer from 2002 through the company’s sale to Aegis USA in 2008. Mr. Rosenzweig served as President at Newcastle Packaging, a plastic packaging company, from 1993 to 1998. Earlier in his career, Mr. Rosenzweig was Vice President at GE Capital, a financial services subsidiary of General Electric Company (NYSE: GE), from 1991 to 1993, Vice President of Dean Witter, Discover & Co., which was an investment bank, from 1989 to 1991, Senior Vice President of Capel Court Financial Services, a financial services firm, from 1987 to 1989, and Corporate Planning Manager at Jefferson Smurfit Corp., a manufacturer of paper and packaging products, from 1985 to 1987. Mr. Rosenzweig serves on the board of directors of GC Parent, LLC, a provider of accounts receivable management, customer care and back office solutions, since January 2023. Mr. Rosenzweig served on the board of directors of several public and private companies, including Support.com from August 2020 to September 2021, Boingo Wireless, Inc. (formerly NASDAQ: WIFI), a leading provider of wireless networks, from 2014 until its acquisition by Digital Colony in June 2021, NextGen Healthcare, Inc. (NASDAQ: NXGN), an American software and services company, from 2012 to October 2021, Domo Tactical Communications, a provider of wireless communications technology, from 2015 to 2017, GiftCertificates.com, Inc., an e-commerce provider of innovative reward solutions and gift products, from 2015 to 2017, Duncan Solutions, Inc., a provider of parking and tolling solutions, from 2015 to 2017, PeopleSupport from 1998 to 2008, and Newcastle Packaging from 1993 to 1998. Mr. Rosenzweig received an M.B.A. from Northwestern University and a B.S. in Industrial Engineering from Northwestern University.

Milena Alberti-Perez, age 49, is on the board of directors of Digimarc Corp. (NASDAQ: DMRC), a provider of enterprise software and services, since April 2022. Ms. Alberti-Perez was mostly recently the Chief Financial Officer at Getty Images Holding, Inc. (NYSE: GETY), a visual media company, from January 2021 to January 2022. Previously, Ms. Alberti-Perez was Chief Financial Officer at MediaMath, Inc., a demand-side platform for programmatic marketing and advertising, from January 2020 to December 2020. Prior to this, Ms. Alberti-Perez held various financial and publishing roles at Penguin Random House LLC (“Penguin Random House”), a multinational publishing company, including Global and U.S. Chief Financial Officer from 2015 to 2017, Senior Vice President of Global Corporate Finance from 2014 to 2015, Senior Vice President of Corporate Development from 2011 to 2014, Vice President of Mergers & Acquisitions from 2010 to 2011, Director of Spanish Language Publishing from 2004 to 2010, and Director of Corporate Development from 2001 to 2004. Earlier in her career, Ms. Alberti-Perez was an associate in Latin American Equity Research at Morgan Stanley (NYSE: MS), a multinational investment management and financial services company, from 1997 to 1999, and a financial analyst at Lehman Brothers Holdings Inc., which was an American global financial services firm, from 1995 to 1997. Ms. Alberti-Perez serves on the board of directors of Overdrive, Inc., a digital content distributor, since September 2020, and RBmedia, an audiobook publishing company, since November 2018. Ms. Alberti-Perez previously served on the board of directors of Penguin Random House as a non-voting board member and a member of its audit committee from 2015 to 2017, Companhia das Letras, the largest publishing house in São Paulo, from 2016 to 2017, and FlatWorld (f/k/a Flat World Knowledge), a publisher of college-level textbooks and educational supplements, as an observer from 2011 to 2016. Ms. Alberti-Perez also serves on the board of the Wild Bird Fund, New York City’s only wildlife rehabilitation center, since 2019, and Jumpstart, a national early education organization, since 2015. Ms. Alberti-Perez is a member of the Latino Corporate Directors Association, a non-profit organization, since October 2018. Ms. Alberti-Perez previously served on boards of directors of THE CITY, a non-profit news organization, from June 2019 to January 2021, and the University of Pennsylvania’s Executive Fund, the annual giving fund of the University of Pennsylvania, from 2015 to April 2021. Ms. Alberti-Perez received an M.B.A. from the Harvard Business School and a B.A. in Economics from The University of Pennsylvania.

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CUSIP No. 724479100

Katie A. May, age 56, is on the boards of directors of several companies. Most recently, Ms. May was the Chief Executive Officer of ShippingEasy, Inc., an Austin, Texas-based start-up, from 2012 to January 2020. Previously, Ms. May was Chief Executive Officer of Kidspot.com.au Pty Ltd, an Australian-based digital parenting publisher, from when she founded the company in 2005 to 2012. Prior to that, Ms. May worked as Chief Marketing Officer of SEEK Limited (OTCMKTS: SKLTY), an Australian based online employment marketplace operating across Asia Pacific and Latin America, from 1999 to 2005. Earlier in her career, Ms. May worked as an Associate at Booz & Company, a global strategy consulting firm that is now a business unit of PricewaterhouseCoopers LLP, from 1996 to 1999, Brand Manager at Philip Morris USA, a subsidiary of Altria Group, Inc. (NYSE: MO) that manufactures and markets tobacco products, from 1994 to 1996, and Tax/Corporate Finance Senior at Arthur Andersen LLP, which was an accounting firm, from 1989 to 1992. Ms. May serves on the boards of directors of Buildxact, a software company, since February 2022, Thinkific Labs, Inc. (OTCMKTS: THNCF), a leading cloud-based software platform, since April 2021, Onramp Funds, Inc., a financing technology platform, since March 2021, ROKT Pte Ltd, a global leader in ecommerce marketing technology, since July 2020 and Vivi International Pty Ltd., an Australian education technology company, since February 2020. Ms. May served on the board of directors of Stamps.com, Inc. (formerly NASDAQ: STMP), a company that provides mailing and shipping services, from March 2019 to September 2021. Ms. May received an M.B.A. from The University of Texas at Austin and B.B.A. in Accounting from The University of Texas at Austin.

Kenneth T. McBride, age 55, is currently on the boards of directors of NerdWallet Inc. (NASDAQ: NRDS), a personal finance company, since April 2022. Additionally, Mr. McBride is on the board of directors of Auctane Parent, LP (“Auctane”) (f/k/a Stamps Parent LP), an e-commerce and mailing and shipping software company, which acquired Stamps.com, Inc. (formerly NASDAQ: STMP) (“Stamps.com”) in October 2021, where he has also been a member of the board of directors, since 2001, and also served on the boards of directors of Auctane’s wholly-owned subsidiaries. Mostly recently, Mr. McBride was the Chief Executive Officer of Stamps.com from 2001 until he decided to step down from the role in November 2021, Chairman of its board of directors from 2012 to October 2021, and Chief Financial Officer from 2000 to 2004. Earlier in his career, Mr. McBride worked as an Equity Research Analyst at Salomon Smith Barney, which was an investment banking firm, from 1997 to 1999. Mr. McBride was previously on the boards of directors of CafePress Inc. (formerly NASDAQ: PRSS), an online retailer of stock and user-customized on-demand products, from 2015 to November 2018 and LegalZoom.com, Inc. (NASDAQ: LZ), an online legal technology company, from 2012 to 2014. Mr. McBride has also been on the board of trustees of the California Science Center Foundation, a museum and California state agency based in Los Angeles, since 2006. Mr. McBride received an M.S.E.E. and a B.S.E.E. in Electrical Engineering from Stanford University and an M.B.A. from the Graduate School of Business at Stanford University.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 174,004,015 shares outstanding as of October 25, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

A.	Hestia Capital
(a)	As of the date hereof, Hestia Capital directly owned 3,450,000 Shares.

Percentage: 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,450,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,450,000
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(c)	Hestia Capital has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.
B.	Helios
(a)	As of the date hereof, Helios directly owned 8,602,000 Shares.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,602,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,602,000
(c)	The transactions in the Shares by Helios since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Hestia Partners GP
(a)	As the general partner of each of Hestia Capital and Helios, Hestia Partners GP may be deemed the beneficial owner of the (i) 3,450,000 Shares directly owned by Hestia Capital and the (ii) 8,602,000 Shares directly owned by Helios.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,052,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,052,000
(c)	Hestia Partners GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Helios since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Hestia LLC
(a)	As of the date hereof, 523,000 Shares were held in SMAs. As the investment manager of each of Hestia Capital and Helios, Hestia LLC may be deemed the beneficial owner of the (i) 3,450,000 Shares directly owned by Hestia Capital and (ii) 8,602,000 Shares directly owned by Helios.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,575,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,575,000
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CUSIP No. 724479100

(c)	Hestia LLC has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Helios and the SMAs since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Kurtis J. Wolf
(a)	As the managing member of each of Hestia Partners GP and Hestia LLC, Mr. Wolf may be deemed the beneficial owner of the (i) 3,450,000 Shares directly owned by Hestia Capital, (ii) 8,602,000 Shares directly owned by Helios and (iii) 523,000 Shares held in SMAs.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,575,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,575,000
(c)	Mr. Wolf has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Helios and the SMAs since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Todd A. Everett
(a)	As of the date hereof, Mr. Everett directly owned 9,771 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 9,771 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 9,771 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Everett has not entered into any transactions in the Shares during the past sixty (60) days.
G.	Carl J. Grassi
(a)	As of the date hereof, Mr. Grassi beneficially owned 25,000 Shares, which are held in a trust.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Mr. Grassi during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 724479100

H.	Lance E. Rosenzweig
(a)	As of the date hereof, Mr. Rosenzweig directly owned 10,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,000
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Mr. Rosenzweig during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
I.	Milena Alberti-Perez
(a)	As of the date hereof, Ms. Alberti-Perez does not own any Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Ms. Alberti-Perez has not entered into any transactions in the Shares during the past sixty (60) days.
J.	Katie A. May
(a)	As of the date hereof, Ms. May does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Ms. May has not entered into any transactions in the Shares during the past sixty (60) days.
K.	Kenneth T. McBride
(a)	As of the date hereof, Mr. McBride does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. McBride has not entered into any transactions in the Shares during the past sixty (60) days.
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CUSIP No. 724479100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 23, 2023, the Reporting Persons (collectively, the “Group”) entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) pursuant to which the parties agreed, among other things, (a) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) to solicit proxies for the election of the Nominees at the Annual Meeting, (c) to provide notice to the Group’s legal counsel within 24 hours of (i) any purchase or sale of securities of the Issuer, or (ii) any securities of the Issuer over which they acquire or dispose of beneficial ownership, (d) that the Hestia Group would bear all expenses incurred in connection with the Group’s activities. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Hestia Capital has entered into a letter agreement with each of the Nominees, except for Mr. Wolf, (the “Indemnification Agreements”), pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. A form of Indemnification Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Each of the Nominees, except Mr. Wolf, has granted Mr. Wolf a power of attorney (collectively, the “POAs”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any other related transactions. A form of Power of Attorney is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated January 23, 2023.
99.2	Stockholder Presentation, dated January 23, 2023.
99.3	Joint Filing and Solicitation Agreement, dated January 23, 2023.
99.4	Form of Indemnification Agreement.
99.5	Form of Power of Attorney.
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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2023

Hestia Capital Partners, LP

By:	Hestia Capital Management, LLC, its Investment Manager

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Helios I, LP

By:	Hestia Capital Management, LLC, its Investment Manager

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Hestia Capital Partners GP, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

Hestia Capital Management, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

/s/ Kurtis J. Wolf
Kurtis J. Wolf Individually and as attorney-in-fact for Todd A. Everett, Carl J. Grassi, Lance E. Rosenzweig, Milena Alberti-Perez, Katie A. May and Kenneth T. McBride

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CUSIP No. 724479100

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase

HELIOS I, LP

Purchase of Common Stock	60,000	3.7100	12/22/2022
Purchase of Common Stock	25,000	4.2200	01/19/2023

Hestia Capital Management, LLC

(through the Separately Managed Accounts)

Purchase of Common Stock	40,000	3.4600	12/19/2022

CARL J. GRASSI

Purchase of Common Stock	12,500	4.1800	01/04/2023
Purchase of Common Stock	12,500	4.1767	01/04/2023

LANCE E. ROSENZWEIG

Purchase of Common Stock	5,000	4.4480	01/05/2023
Purchase of Common Stock	5,000	4.6700	01/06/2023